UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D


                  Under the Securities Exchange Act of 1934


                     GOLDFIELD CORPORATION
                              (Name of Issuer)


                   Common Stock, Par Value $0.10 Per Share
                       (Title of Class of Securities)



                           Anthony & Melba Ford
                           33 Van Riper Street
                          Staten Island NY 10302
                             (718)273-9022
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 31, 1998
                        (Date of event Which Requires
                          Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

   (1)  Name of Reporting                    Anthony J Ford Melba Ford
        Persons. S.S. or     		     ###-##-####     ###-##-####
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)
        Group                                (b)
   (3)  SEC Use Only

   (4)  Source of Funds                      pf

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of
        Organization                         State of New York

                                  (7)  Sole Voting
                                       Power  	    2,065,300

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power        2,065,300

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                       2,065,300

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class
        Represented by Amount                        7.6%
        in Row (11)

  (14)  Type of Reporting
        Persons                                      IN

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.10 par value per share (the "Shares"), of Goldfield Corporation a Delaware corporation, whose principal executive offices are located at 100 Rialto Place, Melbourne Florida 32901

Item 2. Identity and Background

        (a) This Statement is filed by Anthony J Ford and Melba Ford, both retired and residing in the State of New York.

        (b) and (c)

        The principal address of the Fords is 33 Van Riper Street, Staten Island New York 10302.



        (d) The Reporting Person, during the last five years, has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Anthony and Melba Ford are citizens of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration

       Anthony and Melba Ford purchased 1,521,600 shares
  (5.6%) of the Company's Common Stock as a shareholder of the Company by the end of 1997. During 1998, they accumulated an additional 343,700 shares of the Company's Common Stock , increasing the aggregate amount to 1,865,300 shares (6.9%). They used personal funds to acquire the shares.

Item 4. Purpose of the Transaction
          The acquisition of these shares was for investment purposes only.


Item 5. Interest in the Securities of the Issuer

        (a) and (b)
 Anthony and Melba Ford purchased an additional 200,000 shares of the Company's Common Stock in 1999 which brought the aggregate amount to 2,065,300 shares. They made no further purchases after May, 1999. The Fords are currently the beneficial owners of 2,065,300 shares of the Company'sCommon Stock, which totals 7.69% of the outstanding Common Stock. Shares were purchased through a broker at$.25-$.31 per share.

  Anthony and Melba Ford, as individuals, have the power to direct the vote or disposition of the shares beneficially owned by them.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        None.

Item 7. Materials to be Filed as Exhibits

        None.


                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ Anthony J. Ford
                                   	Anthony J. Ford, Individually



Dated: March 9, 2001

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).